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                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0056   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [X] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: September 30, 2001                           +--------------+
                  ------------------------                     | SEC File No. |
                                                               |              |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |              |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[Read Instruction (on back page) Before Preparing Form, Please Print or Type]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
Reading Entertainment, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
550 South Hope Street, Ste. 1825
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City, State and Zip Code
Los Angeles, CA 90017
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense
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and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)

See attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Andrzej Matyczynski              213                  235-2238
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                          Reading Entertainment, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 2001               By  /s/ Andrzej Matyczynski
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the
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person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

READING ENTERTAINMENT, INC.
---------------------------

PART III - NARRATIVE

Registrant will be unable to timely file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2001 because Registrant needs time to review the results and disclosures of its affiliate, Citadel Holding Corporation, a separate filing registrant, to ensure consistency in reporting Registrant is currently incorporation such disclosures into its Form 10-Q and will file its Form 10-Q promptly upon preparation of its financial statements and disclosures and in no event beyond the applicable extension period.

PART IV - NARRATIVE

Net loss applicable to common stockholders amounted to approximately $(2,959,000) or basic loss per share of $(0.40) and $(8,260,000) or basic loss per share of $(1.11) per share, for the three and nine months ended September 30, 2001. Net loss applicable to common stockholders totaled $(4,241,000) or basic loss per share of $(0.57) and $(9,261,000) and $(1.24) per share, for the three and nine months ended September 30, 2000. The Company's net loss decreased $1,282,000 or 30% for the three months and decreased $1,001,000 or 11% for the nine months period. The decrease in net loss in the from 2000 to 2001 was primarily due to (1) $3,233,000 decrease in asset impairment loss and $1,432,000 decrease in equity loss of affiliates from prior year, which was partially offset by (2) $4,700,000 decrease in gain on sale of assets, and (3) $1,150,000 decrease in other income.